Exhibit 99.1

SPI ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	June 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$3,261	$2,764
Restricted cash	36	239
Accounts receivable, net	16,945	16,539
Inventories, net	10,565	13,781
Project assets, net	18,901	17,842
Prepaid expenses and other current assets, net	7,589	5,170
Amount due from related parties	155	154
Total current assets	57,452	56,489
Intangible assets, net	1,529	1,528
Goodwill	626	626
Other receivable, noncurrent	286	283
Property, plant and equipment, net	28,538	31,783
Project assets, noncurrent, net	16,490	16,495
Investment in affiliates, net	69,606	69,606
Deferred tax assets, net	41	58
Operating lease right-of-use assets	5,099	1,985
Total assets	$179,667	$178,853
LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$17,467	$19,677
Accrued liabilities	6,224	9,177
Income taxes payable	860	561
Advance from customers	17,063	17,632
Short-term borrowings and current portion of long-term borrowings	3,073	2,857
Amount due to an affiliate	8,222	9,128
Convertible bonds, net of unamortized debt discount	55,000	55,907
Amount due to related parties	917	–
Operating lease liability, current	373	426
Derivative liability	–	652
Consideration payable	55,535	54,000
Total current liabilities	164,734	170,017
Convertible bonds, noncurrent	–	–
Long-term borrowings, excluding current portion	5,619	6,039
Amount due to an affiliate, noncurrent	1,046	1,728
Deferred tax liabilities	3,371	3,506
Accrued warranty reserve	–	1,538
Operating lease liabilities, noncurrent	4,650	1,500
Total liabilities	179,420	184,328
Equity (deficit):
Ordinary shares, par $0.0001, 500,000,000 shares authorized, 14,837,469 and 14,621,125 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	1	1
Additional paid in capital	613,442	612,726
Accumulated other comprehensive loss	(33,259)	(35,527)
Accumulated deficit	(582,722)	(585,384)
Total deficit attributable to shareholders of SPI Energy Co., Ltd.	(2,538)	(8,184)
Noncontrolling interests	2,785	2,709
Total equity (deficit)	247	(5,475)
Total liabilities and equity	$179,667	$178,853

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SPI ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2020	2019
Net sales	$56,364	$49,727
Cost of goods sold	53,221	44,148
Gross profit	3,143	5,579
Operating (income) expenses:
General and administrative	2,825	10,640
Sales, marketing and customer service	634	1,242
Reversal of impairment charge on project assets	(3,751)	–
Provision for doubtful accounts	–	175
Total operating (income) expenses	(292)	12,057
Operating income (loss)	3,435	(6,478)

Other expense:
Interest expense, net	2,053	1,508
Change in fair value of derivative liability	(498)	–
Net foreign exchange gain	(1,056)	(179)
Others	(199)	(205)
Total other expense, net	300	1,124

Income (loss) before income taxes	3,135	(7,602)
Income tax expense	390	205
Net income (loss) including noncontrolling interests	$2,745	$(7,807)

Less: Net income attributable to noncontrolling interests	83	41

Net income (loss) attributable to shareholders of SPI Energy Co., Ltd.	$2,662	$(7,848)

Net income (loss) from per ordinary share:
Basic and Diluted	$0.18	$(0.7)

Weighted average shares outstanding
Basic and Diluted	14,805,098	10,811,053

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